June 16, 2000


Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C., 20549


We have read Item 4 of the Form 8-K dated June 7, 2000, of North American Datacom, Inc. and are in agreement with the statements contained in the first paragraph therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Very truly yours,


Spicer, Jeffries & Co.